Exhibit 99.1

China's Guangdong Province Party Secretary Hu Visits Site of Ballard's Future Joint Venture in Yunfu

VANCOUVER and YUNFU, China, Aug. 31, 2016 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today joined the Party Secretary of China's Guangdong Province, Mr. Hu Chunhua, and his delegation for a tour of the future site of Ballard's planned joint venture with Guangdong Nation Synergy Hydrogen Power Technology Co. Ltd. ("Synergy") in the Foshan (Yunfu) Industrial Transfer Park in Yunfu, Guangdong Province ("Yunfu Fuel Cell Park").

On July 18, Ballard announced the signing of definitive agreements with Synergy for the establishment of an FCvelocity®-9SSL fuel cell stack production operation and joint venture in the City of Yunfu, in Guangdong Province. The fuel cell stacks will be packaged into locally-assembled fuel cell engines and integrated into zero-emission buses and commercial vehicles in China. Subject to closing, the transaction has a contemplated minimum value to Ballard of $168 million over 5-years. The transaction is scheduled to close in 2016, subject to customary closing conditions including required regulatory approvals.

Secretary Hu's delegation also toured Synergy's fuel cell module assembly facility and the Foshan Feichi fuel cell bus assembly operation, both in the Yunfu Fuel Cell Park. Synergy also demonstrated 12 different fuel cell vehicles, including ten 11-meter Feichi buses with Ballard's FCveloCity®-HD 85-kilowatt (kW) fuel cell engine, one 6.9-meter Feichi bus with Ballard's FCveloCity®-MD 30kW fuel cell engine, and one 7-tonne Dongfeng Special Vehicle commercial truck with an integrated 30kW fuel cell engine. The 11-meter Feichi fuel cell bus design recently achieved a major technical and commercial milestone – national government certification as a permitted fuel cell bus in China.

"Ballard and our Foshan-Yunfu partners have made significant progress since Secretary Hu's visit to Ballard in Vancouver in May," said Randy MacEwen, Ballard's President and CEO. "The Yunfu plan for locally assembled fuel cell stacks, fuel cell modules and fuel cell buses is now in focus."

Mr. Frank Ma, Chairman of Guangdong Nation Synergy Hydrogen Power Technology Co. Ltd. said, "Ballard is the preeminent fuel cell brand for buses and commercial vehicles in China. Together we are positioning fuel cells as a compelling solution for clean energy buses and commercial vehicles in China's high-population cities where air quality is a top priority. By localizing stack and module production, we will drive costs down to enable sustainable market demand for fuel cell buses and commercial vehicles based on economics, zero emissions and passenger experience."

Guangdong Province, the most populace province in China with more than 100 million people, includes the cities of Guangzhou and Shenzhen and accounts for more than 25% of China's foreign trade. Guangdong Province is investing in clean energy mass transit solutions to help address the environmental objectives of China's 13th 5-Year Plan, including improved air quality.

About Ballard Power Systems

Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning planned product deployments and market demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

Image with caption: "Foshan Feichi fuel cell bus assembly operation (CNW Group/Ballard Power Systems Inc.)". Image available at: http://photos.newswire.ca/images/download/20160831_C8063_PHOTO_EN_763058.jpg

Image with caption: "Guangdong Province Party Secretary Mr. Hu Chunhua (center of photo) and Ballard CEO Randy MacEwen, together with delegation members and executives (CNW Group/Ballard Power Systems Inc.)". Image available at: http://photos.newswire.ca/images/download/20160831_C8063_PHOTO_EN_763060.jpg

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 31-AUG-16